Exhibit 24(b)(8.47)
FOURTH AMENDMENT TO
THE SELLING AND SERVICES AGREEMENT AND PARTICIPATION AGREEMENT

This Fourth Amendment dated as of August 11, 2011 (the "Amendment") by and among
Columbia Management Investment Distributors, Inc. ("Distributor"), Columbia Management
Investment Services Corp. ("Transfer Agent"), ING Life Insurance and Annuity Company ("ING
Life"), ING Institutional Plan Services, LLC ("ING Institutional") and ING Financial
Advisers, LLC ("ING Financial") (collectively, "ING), to the Selling and Services Agreement and
Fund Participation Agreement dated September 26, 2005, (the "Agreement"), as amended on April 1,
2008, February 18, 2009, March 21, 2011 and including the assignment of the Agreement in a letter dated March 12, 2010. Terms defined in the Agreement are used herein as therein defined.

RECITALS

WHEREAS, the parties wish to amend the Agreement to modify the payment terms;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained, the parties agree as follows:

1. Schedule C to the Agreement is hereby replaced by the Schedule C attached hereto.

As modified herein, the Agreement is confirmed and shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date and year first above written.

ING Life Insurance and Annuity Company	ING Financial Advisers, LLC

By: /s/Lisa S. Gilarde	By: /s/David Kelsey
Name: Lisa S. Gilarde	Name: David Kelsey
Title: Vice President	Title: COO/VP

ING Institutional Plan Services, LLC

By: /s/Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President

Columbia Management	Columbia Management
Investment Services Corp.	Investment Distributors, Inc.

By: /s/Robin G. Smith	By: /s/Beth A. Brown
Robin G. Smith	Beth A. Brown
Vice President	Senior Vice President

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Schedule C

COMPENSATION

In consideration of the Administrative Services provided by Intermediary pursuant to the
Agreement to which this is attached, Transfer Agent shall pay Intermediary an amount equal to __
bps on A Shares, __ bps on R Shares, __ bps on R3 Shares, __ bps on R4 Shares, __ bps on R5
Shares and __ bps on Z Shares per annum of the average daily net asset value of Fund shares held in the Accounts, other than money market Fund shares, each calendar quarter.

Exception:	__ bps on A Share Index Funds, R Share Index Funds and Z Share Index Funds

In addition, with respect to Class R3 and Class R4 shares, Transfer Agent shall pay Intermediary the non 12b-1 service fee collected from the Funds in an amount equal to __ bps per annum of the average daily net asset value of Class R3 and Class R4 Fund shares.

Intermediary shall calculate this payment at the end of each calendar quarter and shall forward an invoice to Transfer Agent, along with such other supporting data as may be reasonably requested by Transfer Agent. Such invoice, at a minimum, shall designate the Funds in which assets are invested and shall identify: (1) the Account number(s) for each Plan, if applicable, (2) the average daily net asset value of Fund shares held in the Account(s) on which the fee is paid and (3)
the amount of such fee. Transfer Agent shall make such payment to Intermediary via check as soon as practicable after receipt of the invoice. Failure to submit such invoice to Transfer Agent within 60 days of quarter end may result in Transfer Agent's inability to pay Intermediary for Administrative
Services provided during such quarter.

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